3,000,000 SHARES

                                 WATSCO, INC.

                                 COMMON STOCK
                          (PAR VALUE $.50 PER SHARE)

                            -----------------------

   All of the 3,000,000 shares of Common Stock offered hereby are being sold by the Company.

   The Company has two classes of common stock: Common Stock and Class B Common Stock. The Common Stock is substantially identical to the Company's Class B Common Stock except with respect to voting power, with the Common Stock having one vote per share and the Class B Common Stock having ten votes per share. The holders of Common Stock are currently entitled to vote as a separate class to elect 25% of the Board of Directors.

   The Common Stock and the Class B Common Stock are listed on the New York Stock Exchange and American Stock Exchange under the symbols "WSO" and "WSOB," respectively. On February 19, 1997, the last reported sale prices of the Common Stock and Class B Common Stock on the New York Stock Exchange and the American Stock Exchange were $30.625 and $29.875 per share, respectively.


-----------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-----------------------------------------------------------------------------

                   INITIAL PUBLIC      UNDERWRITING       PROCEEDS TO
                   OFFERING PRICE       DISCOUNT(1)         COMPANY(2)
                ------------------- -----------------  ----------------
Per Share ....         $30.00             $1.50              $28.50
Total(3) .....      $90,000,000        $4,500,000         $85,500,000

------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting estimated expenses of approximately $350,000 payable by the Company.

(3) The Company has granted the several Underwriters an option for 30 days to purchase up to an additional 450,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to Company will be $103,500,000, $5,175,000 and $98,325,000, respectively. See
    "Underwriting."

                              -------------------

   The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about February 25, 1997.

GOLDMAN, SACHS & CO.

              PRUDENTIAL SECURITIES INCORPORATED
                                            SMITH BARNEY INC.
                                                           ROBERT W. BAIRD & CO.
                                                                  INCORPORATED

                               -----------------

               The date of this Prospectus is February 19, 1997.

WATSCO Map of the United States color coded for air conditioning usage (in hours) per year according to Consumer Reports and the Company's distribution locations and the distribution locations of the Recent and Proposed Acquisition.


AIR CONDITIONING
USAGE HOURS/YEAR

/box/        0 - 500
/box/      500 - 1000
/box/     1000 - 1500
/box/     1500 - 2000
SOURCE: CONSUMER REPORTS


                                   /circle/ 102 WATSCO DISTRIBUTION CENTERS

                                   /square/ 25 BRANCHES ADDED FROM RECENT
                                            ACQUISITION

                                 /triangle/ 8 ADDITIONAL BRANCHES PENDING
                                            COMPLETION OF ANNOUNCED ACQUISITION

   This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding, among other items, (i) the Company's business and acquisition strategies, (ii) potential acquisitions by the Company, (iii) the use of the proceeds of the offering, (iv) the Company's financing plans, and (v) industry, demographic and other trends affecting the Company's financial condition or results of operations. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the factors described in this Prospectus, including general economic conditions, prevailing interest rates, competitive factors and the ability of the Company to continue to implement its acquisition strategy. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire. See "Prospectus Summary," "Business--Business and Acquisition Strategy" and "--Proposed Acquisition," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds."

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AND/OR CLASS B COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              PROSPECTUS SUMMARY

   THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND RELATED NOTES APPEARING OR INCORPORATED BY REFERENCE ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION APPEARING IN THIS PROSPECTUS (I) HAS BEEN ADJUSTED TO REFLECT THREE-FOR-TWO STOCK SPLITS EFFECTED IN MAY 1995 AND JUNE 1996, AND (II) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED.

                                 THE COMPANY

   Watsco, Inc. ("Watsco" or the "Company") is the largest distributor of residential central air conditioners in the United States, with leading positions in Florida, Texas and California, the three largest air conditioning markets in the country, as well as other large markets in the U.S. sunbelt. In 1989, the Company embarked on a strategy of establishing a network of distribution facilities across the sunbelt where U.S. population growth is greatest, weather patterns are predictably hot and air conditioning is seen as a necessity. Since initiating this strategy, the Company's revenues have increased from $25 million in 1988 to $331 million in 1995 and earnings per share have increased at a compound annual growth rate of 22%. Total revenues and earnings per share for the nine months ended September 30, 1996 increased 29% and 33%, respectively, over the comparable period in 1995. Since 1989, Watsco has acquired 12 air conditioning distributors and believes it is the only company pursuing a consolidation strategy by making significant acquisitions in the highly fragmented air conditioning distribution industry. The Company estimates there are over 700 air conditioning distributors in the sunbelt. All of the Company's significant acquisitions have to date been accretive to earnings per share. In addition, the Company achieved internal sales growth of 8% and 9% for 1995 and the nine months ended September 30, 1996, respectively.

   The Company estimates that the market for residential central air conditioners and related supplies in the sunbelt was over $7 billion in 1995 and has grown at an annual rate of 6.3% since 1990. The replacement market has increased substantially in size over the past ten years, surpassing the homebuilding market in significance as a result of the aging of the installed base of residential central air conditioners, the introduction of new energy efficient models and the upgrading of existing homes to central air conditioning. According to the Air Conditioning and Refrigeration Institute ("ARI"), over 66 million central air conditioner units have been installed in the United States since 1975. Management believes that approximately 60% of these units were installed in the sunbelt. Many of the units installed from the mid-1970s to the mid-1980s are reaching the end of their useful lives, thus providing a growing replacement market. The Company also sells to the homebuilding market and is well positioned to benefit from increases in housing starts.

   The Company focuses on satisfying the needs of the higher margin replacement market, where customers generally demand immediate, convenient and reliable service. The Company believes that its size and financial resources allow it to provide superior customer service by offering a complete product line of equipment, parts and supplies, well-stocked inventories and multiple warehouse locations in metropolitan markets. The Company sells its products from 127 branch warehouses to over 28,000 air conditioning and heating contractors and dealers. The Company also produces over 4,000 electronic and mechanical components for air conditioning, heating and refrigeration equipment that are sold to over 5,000 wholesale distributors and original equipment manufacturers ("OEMs").

   The Company's consolidation strategy has resulted in a number of completed and proposed acquisitions in recent periods. In 1995, Watsco acquired four distributors which reported aggregate prior year revenues of approximately $47 million. In 1996, Watsco acquired three distributors, which reported aggregate prior year revenues of approximately $66 million. On January 27, 1997, the Company acquired from Inter-City Products Corporation (USA) ("Inter-City") 25 factory distribution branches located primarily in southeast markets that reported aggregate 1996 revenues of approximately $95 million (the "Recent Acquisition"). In December 1996, the Company announced that it had entered into a letter of intent with Carrier Corporation ("Carrier") to acquire the net assets and business of two distribution operations with eight branches that are located in midwest markets and reported aggregate 1996 revenues of approximately $65 million the "Proposed Acquisition". The

Proposed Acquisition is subject to various conditions, including the negotiation of a definitive asset purchase agreement. Accordingly, there can be no assurance that the Proposed Acquisition will be consummated. The Proposed Acquisition is not contingent upon the completion of this offering. For additional information regarding the Recent Acquisition and the Proposed Acquisition, see "Business--Recent Acquisition" and "--Proposed Acquisition."

   The Company also owns Dunhill Staffing Systems, Inc. ("Dunhill"), a well-known provider of permanent and temporary personnel services to business, professional and service organizations, government agencies, health care providers, and other employers. As of December 31, 1996, Dunhill had 135 franchisees and licensees and 14 Company-owned offices in 40 states, Puerto Rico and Canada and accounted in the nine months ended September 30, 1996 for approximately 8% of the Company's revenues.

   The Company's principal executive offices are located at 2665 South Bayshore Drive, Suite 901, Coconut Grove, Florida 33133 and its telephone is (305) 858-0828. Unless the context otherwise requires, the terms "Watsco" and the "Company" as used in this Prospectus refer to Watsco, Inc. and its subsidiaries.

                          DEPENDENCE ON KEY SUPPLIER

   The Company's primary source for air conditioners is Rheem Manufacturing Company ("Rheem"), the third largest manufacturer of residential central air conditioners in the United States. Because approximately 58% of the aggregate purchases of the Company's distribution subsidiaries for the nine months ended September 30, 1996 are manufactured by Rheem, the Company is presently dependent on the acceptance of Rheem products. However, the Company believes that if Rheem products are not available, it will be able to sell other manufacturers' products. In addition, management believes that consummation of the Recent Acquisition with Inter-City and the Proposed Acquisition with Carrier will decrease the Company's dependence on Rheem. See "Business--Distribution Operations" and "Relationship with Rheem Manufacturing Company."

                       CONTROL BY PRINCIPAL SHAREHOLDER

   Upon the completion of this offering, Albert H. Nahmad, the Company's Chairman and President, and a limited partnership controlled by him, collectively will retain beneficial ownership of approximately 3% of the Common Stock and 72% of the Class B Common Stock and will have approximately 39% of the combined voting power of the outstanding Common Stock and Class B Common Stock. As a result, Mr. Nahmad will continue to have the voting power to elect all but three members of the Company's nine-person Board of Directors. See "Management."

                                 THE OFFERING


Common Stock offered ...................................3,000,000 shares

Common Stock to be outstanding after the Offering(1):

  Common Stock ......................................... 14,927,263 shares
  Class B Common Stock ................................. 2,215,497 shares

    Total .............................................. 17,142,760 shares


Use of proceeds ........................................ To fund acquisitions and repay indebtedness.
Common Stock--New York Stock Exchange Symbol  .......... WSO



------------------
(1) Excludes 848,196 shares of Common Stock and 652,212 shares of Class B Common Stock subject to outstanding options as of February 19, 1997.

                        SUMMARY FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                NINE MONTHS ENDED

                                               YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                          ------------------------------------------------------------      ------------------------
                              1991         1992         1993        1994           1995         1995         1996
                          -----------  -----------  ----------- -----------  -----------    -----------   ----------
INCOME STATEMENT DATA:
 Total revenues ........    $169,318     $194,633     $230,656     $283,731      $331,008     $250,190     $321,624
 Gross profit(1) .......      40,906       45,559       51,930       63,212        73,298       56,547       72,182
 Operating income ......       8,576        9,930       11,390       15,043        18,010       15,527       19,700
 Net income ............       1,990        2,918        5,041(2)     5,762         7,250        6,033       10,564
 Earnings per share:  ..

     Primary ...........        $.33         $.47         $.56(2)      $.59          $.72         $.61         $.78
     Fully diluted(3) ..         .32          .42          .54(2)       .58           .69          .58          .77
 Supplemental earnings
   per share:

     Primary ...........                                  $.48(2)
     Fully diluted(3) ..                                   .47(2)
 Weighted average shares outstanding:

     Primary ...........       5,981        6,239        8,803        9,489         9,873        9,762       13,363
     Fully diluted(3) ..       7,393        7,637        9,509        9,969        10,456       10,395       13,759


                                                          SEPTEMBER 30, 1996
                                                     ---------------------------
                                                                        AS
                                                        ACTUAL      ADJUSTED(4)
                                                     ------------ --------------
BALANCE SHEET DATA:
 Total assets .....................................    $205,890      $252,690
 Long-term obligations ............................      50,888        12,538
 Shareholders' equity  ............................     115,672       200,822
----------------


(1) Total revenues less cost of sales and direct service expenses.

(2) Historical net income and earnings per share information includes the effect of a non-recurring receipt of insurance proceeds, which increased net income by $706,000. Supplemental earnings per share excluding this item was $.48 and $.47 for primary and fully diluted earnings per share, respectively.

(3) Calculated assuming conversion of the Company's convertible debentures that were outstanding prior to September 1996.


(4) Adjusted to give effect to the sale by the Company of the 3,000,000 shares of Common Stock offered hereby at an initial public offering price of $30.00 per share, after deducting the underwriting discount and estimated expenses of the offering and applying the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                               USE OF PROCEEDS

   The net proceeds from the sale of the 3,000,000 shares of Common Stock offered by the Company are estimated to be approximately $85.2 million ($98.0 million if the Underwriters' over-allotment option is exercised in full) at the initial public offering price of $30.00 per share and after deducting the underwriting discount and estimated expenses of the offering. The Company anticipates using the net proceeds to fund the Proposed Acquisition and repay a portion of the Company's outstanding borrowings under its revolving credit facility.

   The Company intends to use approximately $46.8 million of the net proceeds of this offering to fund the completed purchase of the wholesale distribution facilities from Inter-City and the contemplated purchase of additional wholesale distribution facilities from Carrier. The Proposed Acquisition is not contingent upon the completion of this offering. See "Business--Recent Acquisition" and "--Proposed Acquisition."

   The approximately $38.4 million of remaining net proceeds of this offering will be used to repay a portion of the borrowings outstanding under the Company's revolving credit agreement. Such borrowings bear interest at primarily LIBOR-based rates plus a spread that is dependent upon the Company's financial performance (30-day LIBOR plus .375% at December 31, 1996) and mature September 2001. At December 31, 1996, the Company had approximately $48 million of outstanding borrowings under its revolving credit agreement.

   If the Proposed Acquisition is not consummated, the Company anticipates using the remaining proceeds to repay any remaining amounts of outstanding borrowings under its revolving credit agreement and for working capital and other general corporate purposes, including other possible acquisitions.

   The Company continually evaluates potential acquisitions and has had discussions with a number of potential acquisition candidates; however, the Company has no agreement with respect to any potential acquisition other than the letter of intent with Carrier. Should suitable acquisitions or working capital needs arise that would require additional financing, the Company believes that its financial position and earnings history should permit it to obtain additional financing at competitive rates and terms. Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term investment grade or U.S. government interest bearing securities.

                                 CAPITALIZATION


   The following table sets forth the total capitalization of the Company as of September 30, 1996 and as adjusted to give effect to the sale of the 3,000,000 shares of Common Stock offered hereby by the Company at an initial offering price of $30.00 per share, after deducting the underwriting discount and estimated expenses of the offering and applying the estimated net proceeds therefrom as set forth in "Use of Proceeds," including the Recent Acquisition and the assumed consummation of the Proposed Acquisition as of September 30, 1996.


                                                                           SEPTEMBER 30, 1996
                                                                      ---------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                      ----------- --------------
                                                                             (IN THOUSANDS)

Long-term obligations:
  Borrowings under revolving credit agreement ......................    $ 49,000      $ 10,650
  Bank and other debt ..............................................       1,888         1,888
                                                                      ----------   -----------
    Total long-term obligations ....................................      50,888        12,538
Shareholders' equity(1): ...........................................
  Common Stock, $.50 par value, 40,000,000 shares authorized;
    11,546,848 issued and outstanding; 14,546,848 issued and
    outstanding as adjusted ........................................       5,773         7,273
  Class B Common Stock, $.50 par value, 4,000,000 shares
    authorized; 2,351,025 issued and outstanding ...................       1,176         1,176
  Paid-in capital ..................................................      69,930       153,580
  Retained earnings ................................................      38,793        38,793
                                                                      ----------  ------------
   Total shareholders' equity ......................................     115,672       200,822
                                                                      ----------  ------------
    Total capitalization ...........................................    $166,560      $213,360
                                                                      ==========  ============


-----------------------------------------------------------------------------

(1) Does not include 828,721 shares of Common Stock and 652,212 shares of Class B Common Stock issuable upon the exercise of outstanding stock options.

                         PRICE RANGE OF COMMON STOCK

   The Company's Common Stock is listed on the New York Stock Exchange under the symbol "WSO." The Company's Class B Common Stock is listed on the American Stock Exchange under the symbol "WSOB."

   The following table sets forth the high and low sale prices of the Common Stock and the Class B Common Stock as reported by the New York Stock Exchange and the American Stock Exchange, respectively. Stock prices have been adjusted for the three-for-two stock splits effected by the Company in May 1995 and June 1996 and are rounded to the nearest eighth.


                                                                           CLASS B

                                                   COMMON STOCK         COMMON STOCK
                                               -------------------  -------------------
                                                  HIGH       LOW       HIGH       LOW
                                               --------- --------  --------- --------
1995
  First Quarter .............................   $ 8        $ 7       $ 7 3/4    $ 7
  Second Quarter ............................     9 1/8      7 7/8     9          7 3/4
  Third Quarter .............................    11 5/8      8 7/8     11 1/8     9
  Fourth Quarter ............................    11 7/8     10 7/8     11 5/8    10 5/8
1996
  First Quarter .............................    17 3/8     11 1/4     16 7/8    11
  Second Quarter ............................    21         17 1/8     20 1/4    17 7/8
  Third Quarter .............................    22 1/4     16 1/8     21 7/8    15 3/4
  Fourth Quarter ............................    29 1/8     18 3/8     29 1/2    18 7/8
1997
  First Quarter (through February 19, 1997) ..   34 3/8     25 1/2     34        25 1/2

   On February 19, 1997, the last reported sale prices for each of the Common Stock and the Class B Common Stock on the New York Stock Exchange and the American Stock Exchange were $30.625 and $29.875 per share, respectively.

                           SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

   The following selected financial data as of and for each of the years ended December 31, 1991 through 1995 have been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent certified public accountants. The selected financial data as of September 30, 1996 and for the nine months ended September 30, 1995 and 1996 have been derived from the unaudited consolidated financial statements of the Company. In the Company's opinion, such consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of results that may be expected for the full year. The selected financial data should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto incorporated in this Prospectus by reference, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                            NINE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                                      ---------------------------------------------------------------  --------------------------
                                          1991         1992         1993         1994          1995         1995         1996
                                      ----------- -----------    ----------- -----------    -----------  -----------  -----------
INCOME STATEMENT DATA:
 Total revenues ....................    $169,318     $194,633     $230,656     $283,731      $331,008     $250,190     $321,624
 Gross profit(1) ...................      40,906       45,559       51,930       63,212        73,298       56,547       72,182
 Operating income ..................       8,576        9,930       11,390       15,043        18,010       15,527       19,700
 Interest expense ..................      (4,059)      (3,197)      (2,756)      (3,155)       (4,221)      (3,064)      (2,966)
 Insurance proceeds ................         --           --         1,130          --            --           --           --
 Income taxes ......................      (1,973)      (2,746)      (3,819)      (4,630)       (5,234)      (4,867)      (6,601)
 Minority interests(2) .............      (1,010)      (1,470)      (1,287)      (1,636)       (1,586)      (1,744)        (116)
 Net income ........................       1,990        2,918        5,041 (3)    5,762         7,250        6,033       10,564
 Earnings per share:
     Primary .......................        $.33         $.47         $.56 (3)     $.59          $.72         $.61         $.78
     Fully diluted(4) ..............         .32          .42          .54 (3)      .58           .69          .58          .77
 Weighted average shares ...........
     outstanding:
     Primary .......................       5,981        6,239        8,803        9,489         9,873        9,762       13,363
     Fully diluted(4) ..............       7,393        7,637        9,509        9,969        10,456       10,395       13,759
 Cash dividends declared per share:
     Common Stock ..................        $.15         $.10         $.11         $.11          $.13         $.09         $.10
  Class B Common Stock .............         .13          .10          .11          .11           .13          .09          .10


                                                   DECEMBER 31,
                           ----------------------------------------------------------     SEPTEMBER 30,
                              1991        1992         1993        1994        1995           1996
                           ---------- ----------    ----------  ----------  ----------    -------------
BALANCE SHEET DATA:
 Working capital ........    $23,763     $27,800     $ 39,262    $ 40,095    $ 41,169       $127,751
 Total assets ...........     81,767      81,138      109,685     119,664     144,884        205,890
 Long-term obligations ..     14,830      13,539        7,848       6,724       6,318         50,888
 Minority interests  ....      7,373       8,229       11,553      11,857      12,622             --
 Shareholders' equity ...     20,832      25,272       41,754      46,816      53,756        115,672

-----------------------------------------------------------------------------

(1) Total revenues less cost of sales and direct service expenses.

(2) Represents the pro rata share of earnings allocated to Rheem as a result of its 20% ownership interests in Gemaire and Comfort Supply and 50% common equity ownership interest (49.5% prior to January 1, 1992) in Heating & Cooling Supply, Inc. Effective March 1996, the Company acquired these minority interests in exchange for 1,446,542 shares of Common Stock.

(3) Includes the effect of a non-recurring receipt of insurance proceeds, which increased net income by $706,000. Excluding this item, primary and fully diluted earnings per share would have been $.48 and $.47, respectively.

(4) Calculated assuming conversion of the Company's convertible debentures that were outstanding prior to September 1996.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

   From its inception through 1988, Watsco was primarily a manufacturer of replacement parts for air conditioning, heating and refrigeration equipment. Since that time, the Company has significantly increased its size and market presence in the climate control industry through a number of acquisitions.

   In January 1989, the Company and Rheem acquired 80% and 20%, respectively, of the capital stock of Gemaire Distributors, Inc. ("Gemaire"), a distributor of residential central air conditioners in Florida, for an aggregate purchase price of approximately $17.1 million. In October 1990, the Company and Rheem each acquired 50% of the common stock of Heating & Cooling Supply, Inc. ("Heating & Cooling"), a distributor of residential central air conditioners in southern California and Arizona, for an aggregate purchase price of approximately $31.5 million. In April 1993, the Company and Rheem acquired 80% and 20%, respectively, of the capital stock of Comfort Supply, Inc. ("Comfort Supply"), a distributor of residential central air conditioners in Texas, for an aggregate purchase price of approximately $4.0 million.

   In March 1995, Gemaire purchased the operating assets and assumed certain liabilities of H.B. Adams, Inc., a wholesale distributor of air conditioning, heating and refrigeration products located in Tampa, Florida, for approximately $7.8 million. In October 1995, the Company purchased the operating assets and assumed certain liabilities of Central Air Conditioning Distributors, Inc. ("Central Air Conditioning"), a North Carolina-based distributor of air conditioning, heating and refrigeration products, for approximately $9.0 million.

   In April 1996, the Company purchased the operating assets and assumed certain liabilities of Three States Supply Co., Inc. ("Three States"), a Tennessee-based wholesale distributor of air conditioning, heating and building supplies, for approximately $14.7 million. Other smaller acquisitions have been made over the past three years to gain market share and to enter into new market areas, including the Company's 1996 acquisitions of the capital stock of Serviceman Supplies, Inc. ("Serviceman") and Coastal Supply Company, Inc. ("Coastal"). See "Business--Business and Acquisition Strategy." In addition, in March 1996, the Company acquired Rheem's minority common equity interests in Gemaire, Heating & Cooling and Comfort Supply in exchange for 1,446,542 shares of Common Stock.

   The Company's acquisitions have been accounted for under the purchase method of accounting and, accordingly, the result of their operations have been included in the Company's consolidated results beginning on their respective dates of acquisition. As a result of the significant impact of the Company's acquisitions, the Company's results of operations are not necessarily comparable on a period-to-period basis.

   The Company operates principally in two industry segments: the climate control segment and the personnel services segment. The climate control segment includes the Company's distribution and manufacturing subsidiaries.

RESULTS OF OPERATIONS

   The following table presents certain items of the Company's Consolidated Financial Statements for the years ended December 31, 1994 and 1995 and for the nine months ended September 30, 1995 and 1996, expressed as a percentage of total revenues:

                                                    YEAR ENDED         NINE MONTHS ENDED
                                                   DECEMBER 31,          SEPTEMBER 30,
                                               --------------------  --------------------
                                                  1994       1995       1995       1996
                                               --------- ---------  --------- ---------
Total revenues ..............................    100.0%     100.0%      100.0%     100.0%
Cost of sales and direct service expenses  ..     77.7       77.9        77.4       77.6
                                               --------- ---------  ---------  ---------
  Gross profit ..............................     22.3       22.1        22.6       22.4
Selling, general and administrative expenses      17.0       16.7        16.4       16.3
                                               --------- ---------  ---------  ---------
  Operating income ..........................      5.3        5.4         6.2        6.1
Investment income, net ......................       --         .1          .1         .2
Interest expense ............................      1.1        1.2         1.2         .9
Income taxes ................................      1.6        1.6         2.0        2.1
Minority interests ..........................       .6         .5          .7         --
                                               --------- ---------  ---------  ---------
  Net income ................................      2.0%       2.2%        2.4%       3.3%
                                               ========= =========  =========  =========

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1996 WITH NINE MONTHS ENDED SEPTEMBER 30, 1995

   Revenues for the nine months ended September 30, 1996 increased $71.4 million, or 29%, compared to the same period in 1995. In the climate control segment, revenues increased $70.4 million, or 31%. Excluding the effect of acquisitions, revenues for the climate control segment increased $20.6 million, or 9%. Such increase was primarily due to strong replacement sales and increased homebuilding activity.

   Gross profit for the nine months ended September 30, 1996 increased $15.6 million, or 28%, compared to the same period in 1995. Excluding the effect of acquisitions, gross profit increased $2.9 million, or 5%, primarily as a result of the aforementioned revenue increases. Gross profit margin for the nine-month period decreased to 22.4% in 1996 from 22.6% in 1995 and, excluding the effect of acquisitions, decreased to 21.9% in 1996 from 22.6% in 1995. These margin decreases were primarily due to certain vendor price increases in late 1995, which the Company did not begin passing on to customers until late in the first quarter of 1996, and additional price increases in mid-1996, which were not fully passed on to customers in the second and third quarters.

   Selling, general and administrative expenses for the nine months ended September 30, 1996 increased $11.5 million, or 28%, compared to the same period in 1995, primarily due to selling and delivery costs related to increased sales. Excluding the effect of acquisitions, selling, general and administrative expenses increased $2.9 million, or 7%, primarily due to sales volume increases. Selling, general and administrative expenses as a percent of revenues decreased to 16.3% in 1996 from 16.4% in 1995 and, excluding the effect of acquisitions, decreased to 16.2% in 1996 from 16.4% in 1995. These decreases were primarily the result of a larger revenue base over which to spread fixed costs.

   Interest expense for the nine months ended September 30, 1996 decreased $98,000, or 3%, compared to the same period in 1995 and, excluding the effect of acquisitions, decreased $616,000, or 20%. These decreases were primarily due to lower average interest rates on borrowings.

   Minority interest expense for the nine months ended September 30, 1996 decreased $1.6 million compared to the same period in 1995. This decrease was due to the Company's acquisition of minority common equity interests in its distribution subsidiaries in March 1996.

   The effective tax rate for the nine months ended September 30, 1996 was 38.2% compared to 38.5% for the same period in 1995. The decrease was primarily the result of tax planning strategies which were implemented during 1996.

COMPARISON OF YEAR ENDED DECEMBER 31, 1995 WITH YEAR ENDED DECEMBER 31, 1994

   Revenues in 1995 increased $47.3 million, or 17%, over 1994. The distribution subsidiaries' revenues increased $46.4 million, or 20%. Excluding the effect of acquisitions, revenues for the distribution subsidiaries increased $18.8 million, or 8%. This increase in sales was mainly due to increased sales of replacement air conditioners in Florida and Texas. Revenues in the Company's manufacturing operations decreased $874,000, or 4%, primarily due to lower sales to OEMs caused by higher levels of inventory held by distributors during the year. Revenues in the personnel services operations increased $1.8 million, or 6%, reflecting higher demand for temporary help services and greater customer acceptance of new product offerings such as professional staffing and technical temporaries.

   Gross profit in 1995 increased $10.1 million, or 16%, over the prior year. Excluding the effect of acquisitions, gross profit increased $3.7 million, or 6%, primarily as a result of the increase in revenues described above. Gross profit margin decreased from 22.3% in 1994 to 22.1% in 1995 with acquisitions having no impact on gross profit margin. These decreases were primarily due to the increased sale of lower margin products by the distribution subsidiaries and new product start-up costs in the manufacturing operations.

   Selling, general and administrative expenses in 1995 increased $7.1 million, or 15%, over 1994 primarily due to selling and delivery costs related to increased sales. Excluding the effect of acquisitions, selling, general and administrative expenses increased $2.5 million, or 5%, also due to revenue increases. Selling, general and administrative expenses as a percent of revenues decreased to 16.7% in 1995 from 17.0% in 1994, with 1995 acquisitions having no effect on such percentage. This decrease was the result of a larger revenue base over which to spread fixed costs.

   Interest expense in 1995 increased $1.1 million, or 34%, over 1994 due to higher interest rates and additional borrowings used to finance acquisitions and increased inventory levels required by sales growth and stocking requirements in new branch locations. Excluding the effects of acquisitions, interest expense increased $471,000, or 15%, primarily due to higher average monthly borrowings and higher interest rates.

   The effective income tax rate decreased to 37.2% in 1995 compared to 38.5% in the prior year. The decrease was primarily the result of the proportionately larger share of taxable income generated in lower tax rate states in 1995 compared to 1994.

LIQUIDITY AND CAPITAL RESOURCES

   On September 25, 1996, the Company executed a bank-syndicated revolving credit agreement, which provides for borrowings of up to $130 million, expiring on September 30, 2001. The unsecured agreement replaced the Company's previous revolving credit facilities and will be used to fund acquisitions and seasonal working capital needs and for other general corporate purposes. Borrowings under the revolving credit agreement, which totaled $48 million at December 31, 1996, bear interest at primarily LIBOR-based rates plus a spread that is dependent upon the Company's financial performance (30-day LIBOR plus .375% at December 31, 1996). The revolving credit agreement contains financial covenants with respect to the Company's consolidated net worth, interest and debt coverage ratios, and limits capital expenditures and dividends in addition to other restrictions.

   The Company has adequate availability of capital from operations and its revolving credit agreement to fund present operations, the Proposed Acquisition and anticipated growth, including expansion in the Company's current and targeted market areas. The Company continually evaluates potential acquisitions and has held discussions with a number of acquisition candidates; however, the Company currently has no agreement with respect to any potential acquisition other than the Proposed Acquisition. See "Business--Proposed Acquisition." Should suitable acquisition opportunities or working capital needs arise that would require additional financing, the Company believes that its financial position and earnings history provide a solid base for obtaining additional financing resources at competitive rates and terms.

   Working capital increased to $127.8 million at September 30, 1996 from $81.4 million at December 31, 1995. In March 1996, the Company completed a public offering of 2,355,000 shares of Common Stock that yielded net proceeds of $32.6 million. In April 1996, the Company used approximately $14.7 million of the net proceeds to fund the acquisition of Three States, a Memphis, Tennessee-based distributor of supplies used primarily in air conditioning and heating systems, and $2.5 million to repay a 12% subordinated note. In September 1996, the Company used approximately $15.4 million of the remaining proceeds from the offering to reduce borrowings under the Company's previous revolving credit agreements.

   Cash and cash equivalents increased $858,000 for the nine-month period ended September 30, 1996. Principal sources of cash were net proceeds from the issuance of common stock, borrowings under the revolving credit agreements and profitable operations. The principal uses of cash were to fund working capital needs, acquire Three States, repay long-term obligations and fund capital expenditures. Inventory purchases are substantially funded by borrowings under revolving credit agreements. The increase in inventory in 1996 was higher than 1995 primarily due to higher levels of inventory carried by the distribution operations necessary to meet increased demand caused by growth.

SEASONALITY

   Sales of residential central air conditioners, heating equipment and parts and supplies manufactured and distributed by the Company have historically been seasonal. Demand related to the residential replacement market generally is highest in the second and third quarters. Demand related to the new construction market varies according to the season, with increased demand generally from March through October.

                                   BUSINESS

GENERAL

   The Company is the largest distributor of residential central air conditioners in the United States, with leading positions in Florida, Texas and California, the three largest air conditioning markets in the country, as well as other large markets in the U.S. sunbelt. In 1989, the Company embarked on a strategy of establishing a network of distribution facilities across the sunbelt where U.S. population growth is greatest, weather patterns are predictably hot and air conditioning is seen as a necessity. Since initiating this strategy, the Company's revenues have increased from $25 million in 1988 to approximately $331 million in 1995 and earnings per share have increased at a compound annual growth rate of 22%. Total revenues and earnings per share for the nine months ended September 30, 1996 increased 29% and 33%, respectively, over the comparable period in 1995. Since 1989, Watsco has acquired 12 air conditioning distributors and believes it is the only company pursuing a consolidation strategy by making significant acquisitions in the highly fragmented air conditioning distribution industry. The Company estimates there are over 700 air conditioner distributors in the sunbelt. All of the Company's significant acquisitions have to date been accretive to earnings per share. In addition, the Company achieved internal sales growth of 8% and 9% for 1995 and the nine months ended September 30, 1996, respectively.

   The following table sets forth for the periods indicated revenues and operating income (net income before interest expense, net investment income, insurance proceeds and unallocated corporate overhead expenses) attributable to the Company's businesses (in thousands):


                                                                               NINE MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,               SEPTEMBER 30,
                                   -------------------------------------  ------------------------
                                       1993         1994         1995        1995         1996
                                   ----------- -----------  ----------- -----------    -----------
REVENUES:
Climate control segment:
 Distribution ...................    $181,524     $229,796     $276,176     $209,160      $277,541
 Manufacturing ..................      21,543       23,637       22,763       17,448        19,484
                                     --------     --------     --------     --------      --------
  Total climate control segment..     203,067      253,433      298,939      226,608       297,025
Personnel services segment  .....      27,589       30,298       32,069       23,582        24,599
                                     --------     --------     --------     --------      --------
   Total ........................    $230,656     $283,731     $331,008     $250,190      $321,624
                                     ========     ========     ========     ========      ========
OPERATING INCOME:
Climate control segment:
 Distribution ...................    $ 11,643     $ 14,694     $ 17,154     $ 15,233      $ 20,157
 Manufacturing ..................         946        1,707        1,247        1,040         1,416
                                     --------     --------     --------     --------      --------
  Total climate control segment..      12,589       16,401       18,401       16,273        21,573
Personnel services segment  .....         422        1,216        1,370          882         1,018
                                     --------     --------     --------     --------      --------
   Total ........................    $ 13,011     $ 17,617     $ 19,771     $ 17,155      $ 22,591
                                     ========     ========     ========     ========      ========

RESIDENTIAL CENTRAL AIR CONDITIONING INDUSTRY

   The Company estimates that in 1995 the market for residential central air conditioners and related supplies in the sunbelt was over $7 billion and has grown at an annual rate of 6.3% since 1990. Residential central air conditioners are manufactured primarily by seven major companies that account for substantially all units shipped in the U.S. These companies are: Carrier Corporation (a subsidiary of United Technologies Corporation), Goodman Manufacturing Corporation, Rheem Manufacturing Company, The Trane Company (a subsidiary of American Standard Companies Inc.), York Air Conditioning & Refrigeration, Inc., Inter-City Products Corporation and Lennox Industries, Inc.

   The major manufacturers distribute their products primarily through independent distributors who in turn supply the equipment and related parts and supplies to contractors and dealers nationwide who sell to, and install the products for, the consumer. Several of the major manufacturers distribute a significant portion of their products through factory-owned distribution organizations. Rheem distributes substantially all of its central air conditioners through independent distributors.

   Residential central air conditioners are sold to the replacement and the homebuilding markets. The replacement market has increased substantially in size over the past ten years, surpassing the homebuilding market in significance as a result of the aging of the installed base of residential central air conditioners, the introduction of new energy efficient models and the upgrading of existing homes to central air conditioning. According to the ARI, over 66 million central air conditioners have been installed in the United States since 1975. Management believes that approximately 60% of these units were installed in the sunbelt. Many of the units installed from the mid-1970s to the mid-1980s are reaching the end of their useful lives, thus providing a growing replacement market. The mechanical life of central air conditioners varies by region due to usage and is estimated to range from 8 to 12 years in Florida and Texas to approximately 18 years in California.

BUSINESS AND ACQUISITION STRATEGY

   The Company focuses on satisfying the needs of the higher margin replacement market, where customers generally demand immediate, convenient and reliable service. Therefore, the Company has adopted a strategy of (i) offering complete product lines, including all equipment and components necessary to install or repair a central air conditioner, (ii) utilizing multiple warehouse locations in a single metropolitan market for increased customer convenience, and (iii) maintaining large, well-stocked inventories to ensure that customer orders are filled on site in a timely manner. This strategy provides the Company with a competitive advantage over its smaller, lesser-capitalized competitors who are unable to maintain the same inventory levels and product variety as the Company. The Company believes it has a competitive advantage over factory-owned distributors who typically do not maintain inventories of all parts and equipment and whose limited number of warehouse locations make it difficult to meet the time-sensitive demands of the replacement market.

   The Company also sells to the homebuilding market. The Company believes that its reputation for reliable, high quality service and its relationships with contractors, who generally serve both the replacement and new construction markets, allows it to compete effectively in this segment of the market. Homebuilding, in many of the markets the Company serves, remains below levels of the mid-1970s to mid-1980s. However, should homebuilding increase in those markets, the Company is well positioned to benefit from such increases.

   The Company's acquisition strategy is to establish a network of distribution facilities across the sunbelt and, since 1989, it has acquired 12 air conditioning distributors. The Company believes it is the only company pursuing a consolidation strategy by making significant acquisitions in the highly fragmented air conditioning distribution industry. The Company's growth strategy seeks to enhance the value of acquired operations by better serving the "one-stop" shopping needs of customers. This includes broadening product lines and committing other capital resources to develop the acquired businesses, including expanding existing branches and opening new branches. The Company also runs its distribution operations on a decentralized basis in recognition of the value of the long-term relationships established between the distributors and their customers. The Company seeks to preserve the identity of acquired businesses by retaining their management and sales organizations, maintaining the product brand name offerings previously distributed by them, and selectively expanding complementary product offerings. The Company believes this strategy builds the value of the acquired operations by creating additional sales opportunities, improving operating efficiencies and attaining greater leveraging of expenses.

   The Company currently operates 127 branch warehouses in 15 states. This geographic diversification across the sunbelt minimizes the impact of unseasonably mild weather on the replacement of air conditioners.

   The following is a description of the Company's acquisitions completed in 1996:

   THREE STATES SUPPLY CO., INC. In April 1996, the Company acquired certain assets of Three States, a Tennessee-based distributor of air conditioning, heating and other building supplies. Three States sells to approximately 4,000 licensed mechanical and air conditioning contractors from 11 branches located in five states. Three States had 1995 revenues of approximately $48 million. Since its acquisition, the Company has expanded the products offered by Three States to include air conditioning equipment manufactured by Nordyne, Inc. (a subsidiary of Nortek, Inc.).


   SERVICEMAN SUPPLIES, INC. In October 1996, the Company acquired Serviceman, a Texas-based wholesale distributor of residential central air conditioners and related parts and supplies. Serviceman sells to approximately 1,500 licensed air conditioning and heating contractors from six branches which primarily cover the Dallas-Ft. Worth metropolitan area. Serviceman reported revenues of approximately $10 million for its fiscal year ended October 31, 1996.

   COASTAL SUPPLY COMPANY, INC. In December 1996, the Company acquired Coastal, a Georgia-based wholesale distributor of parts and supplies used in heating and air conditioning systems. Coastal primarily sells HVAC-related parts and supplies to approximately 2,000 air conditioning and heating contractors from seven branches in Georgia and three in South Carolina. Revenues for 1995 were approximately $8 million.

RECENT ACQUISITION

   On January 27, 1997, the Company acquired from Inter-City Products Corporation (USA), Coastline Distribution, Inc. and four other Inter-City factory branches. The purchase price is based on the net book value of the net assets acquired and will be determined following an audit of such net assets acquired to be completed on or before May 31, 1997. Coastline is an Orlando, Florida-based wholesale distributor of residential air conditioners and related parts and supplies. It operates 21 branches throughout Florida, Georgia and Alabama. The other four branches are located in Atlanta, Georgia; Charlotte, North Carolina; Los Angeles, California; and Savage, Maryland. Based upon information provided by Inter-City, the 25 branch locations serve over 5,200 customers and reported 1996 revenues of approximately $95 million. The branches will operate as a new subsidiary of the Company and distribute residential and light commercial air conditioning and heating equipment manufactured by Inter-City. Distribution agreements executed in connection with the closing of the transaction provide that the acquired branches will not distribute competing air-conditioning and heating equipment.

PROPOSED ACQUISITION

   In December 1996, the Company announced that it had entered into a letter of intent with Carrier Corporation to acquire the assets and assume certain liabilities of Carrier's Comfort Products and Central Plains distribution operations. The businesses operate from eight branches serving primarily Missouri, Kansas, Nebraska, Iowa, North Dakota and South Dakota. Carrier has advised the Company that such businesses reported 1996 revenues of approximately $65 million. The Carrier letter of intent provides that the acquired branches will not sell competing products in the specified trade area. The proposed Carrier transaction will give Watsco a presence in the midwestern United States, further expanding and diversifying the Company's geographic and product bases. Although the Company will continue to focus its growth strategy on the sunbelt, it also evaluates potential acquisitions in other areas of the country when presented with attractive opportunities such as the Carrier transaction. While the Company's sunbelt focus is primarily based on selling air conditioning equipment and related products, the Company also has experience selling heating equipment. Management believes that the Carrier transaction will further expand this experience and will enhance the Company's ability to evaluate, complete and develop other acquisitions outside of the sunbelt should such opportunities arise.

   The Company expects to use a portion of the net proceeds of this offering to pay for the acquisition from Carrier. However, such acquisition is not contingent upon the completion of this offering. See "Use of Proceeds."


DISTRIBUTION OPERATIONS

   PRODUCTS. The Company markets a complete line of residential central air conditioners (primarily under the Rheem brand name) and related parts and supplies and maintains sufficient inventory to meet its customers' immediate needs. The Company's strategy is to provide every product a contractor generally would require in order to install or repair a residential or light commercial central air conditioner. Such products include residential central air conditioners ranging from 1 1/2 to 5 tons*, light commercial air conditioners ranging up to 20 tons, insulation, grills, sheet metal and other ductwork, copper tubing, concrete pads, and tape. In addition, the Company also sells products such as electric and gas heating units, air-to-air heat pumps and rooftop equipment. Sales of air conditioning and heating equipment accounted for approximately 63% and 58% of the distribution subsidiaries' revenues for 1995 and the nine months ended September 30, 1996, respectively. Sales of parts and supplies (currently approximately 50,000 different parts and supplies) comprised the remaining portions of revenues. In 1995 and the nine months ended September 30, 1996, purchases of Rheem products represented approximately 58% of the aggregate purchases of the Company's distribution subsidiaries. Any significant interruption in the delivery of Rheem's products would inhibit the Company's ability to continue to maintain its current inventory levels and could adversely affect the Company's business. The Company's future results of operations are also materially dependent upon the continued market acceptance of Rheem products and the ability of Rheem to continue to manufacture products that comply with laws relating to environmental and efficiency standards.

   DISTRIBUTION AND SALES. The Company currently operates out of 127 branch warehouses located in regions of the sunbelt which the Company believes have favorable demographic trends. The Company maintains well-stocked inventories at each warehouse location to meet the immediate needs of its customers. This is accomplished by transporting inventory between warehouses daily and either directly delivering products to customers with the Company's fleet of approximately 250 trucks or making the products available for pick-up at the nearest branch. At December 31, 1996, the Company had approximately 137 commissioned salespeople who averaged 13 years of experience in the residential central air conditioning equipment industry.

   CUSTOMERS AND CUSTOMER SERVICE. The Company sells to contractors and dealers who service the new construction and replacement markets for residential and light commercial central air conditioners. In 1996, the Company served over 23,000 customers, with no single customer accounting for more than 2% of consolidated revenues. The Company focuses on providing products where and when the customer needs them, technical support by phone or on site as required, and quick and efficient service at the branch locations. Management believes that the Company successfully competes with other distributors in the residential and light commercial central air conditioning market primarily on the basis of its experienced sales organization, strong service support, high quality reputation, extensive branch network and broad product lines.

MANUFACTURING OPERATIONS


   The Company produces over 4,000 electronic and mechanical components for air conditioning, heating and refrigeration equipment that are sold to over 5,000 wholesale distributors and OEMs, with no single customer accounting for more than 1% of consolidated revenues. The Company's products include: components, such as line tap and specialty valves, motor compressor protectors, liquid sight


------------------------
* The cooling of air conditioning units is measured in tons. One ton of cooling capacity is equivalent to 12,000 BTUs and is generally adequate to air condition approximately 500 square feet of residential space.

glasses, warm air controls; and equipment, such as vacuum pumps, and refrigerant recovery systems. Many of the Company's products are patented and compete in the market place based on uniqueness as well as quality and price. The Company's OEM customers include most of the major air conditioning manufacturers, including Rheem, Carrier and Inter-City.


   The Company conducts research and development to improve the quality and performance of its manufactured products and to develop new products and product line improvements. The Company performs research and development both in-house and by extensive field testing of products. The Company's engineering staff, consisting of 11 employees, develops new customized products to end-user specification and continuously improves, supplements and enhances product lines with newly developed products.

RELATIONSHIP WITH RHEEM MANUFACTURING COMPANY

   The Company believes that it maintains a unique and mutually beneficial relationship with Rheem, the third largest manufacturer of residential central air conditioners in the United States. Rheem has a well-established reputation of producing high-quality, competitively priced products. The Company believes that Rheem's current product offerings, quality, serviceability and brand-name recognition allow the Company to operate favorably against its competitors. To maintain brand-name recognition, Rheem provides national advertising and participates with the Company in cooperative advertising programs and promotional incentives that are targeted to both contractors and homeowners. The Company estimates the replacement market currently accounts for approximately 65% of industry sales in the United States and is expected to increase as units installed in the 1970s and 1980s wear out and are replaced or updated to more energy-efficient models. The Company believes Rheem's products have wide acceptance in the replacement market based on their high efficiency and low noise level, two key homeowner considerations. Additionally, Rheem has demonstrated the flexibility to manufacture products to international specifications to meet export demands.

   The Company is Rheem's largest distributor and has been granted exclusive rights under distribution agreements for Rheem brand-name products in each of the most significant market areas and many of the major metropolitan areas in the United States sunbelt including: the State of Florida; the eastern half of Texas (including the Dallas, Houston, San Antonio and Austin metropolitan areas), southern and central California; the State of Arizona; the State of Nevada; western North Carolina (including the Charlotte metropolitan area) and additional territories in Louisiana, Alabama and Arkansas. The Company also has distribution rights for the Rheem brand-name or Weatherking brand-name (manufactured by Rheem) in substantially all of Central America, South America and the Caribbean.

   Rheem acquired minority common equity ownership interests in Gemaire (20%), Comfort Supply (20%) and Heating & Cooling Supply (50%) as a joint venture partner in the acquisition of each of these subsidiaries. In March 1996, the Company exchanged 1,446,542 shares of Common Stock for Rheem's minority common equity interests. Following this offering, Rheem will own approximately 9.7% of the outstanding Common Stock of the Company. In addition, Rheem's President and Chief Executive Officer serves as one of the Company's directors.

   Gemaire, Comfort Supply and Heating & Cooling operate under distribution agreements with Rheem that extend through 2006 with annual renewals thereafter. The Company's fourth distribution agreement with Rheem (Central Air Conditioning) can be terminated at any time without cause by either party. The Gemaire, Comfort Supply and Heating & Cooling distribution agreements contain provisions limiting the sale of products by such subsidiaries that are directly competitive with Rheem products. Based on the acceptance of other complimentary, non-competitive equipment products and the Company's additional focus on the sales of parts and supplies, the Company does not believe that these limitations have a material effect on its operations. Except for the limitations set forth in Gemaire's, Comfort Supply's and Heating & Cooling's distribution agreements, the distribution agreements entered into in connection with the Recent Acquisition and the distribution arrangements to be entered into in connection with the Proposed Acquisition, the Company may distribute other manufacturers' lines of air conditioning equipment.

PERSONNEL SERVICES

   Dunhill, founded in 1952, is one of the nation's best known personnel service networks. Through franchised, licensed, and company-owned offices in 40 states, Puerto Rico and Canada, Dunhill provides permanent placement and temporary help services to business, professional and service organizations, government agencies, health care providers, and other employers. As of December 31, 1996, Dunhill's operations consisted of 110 franchised permanent placement offices and 18 franchised, 7 licensed, and 14 company-owned temporary personnel service offices. Dunhill's franchisees operate their businesses autonomously within the framework of the Company's policies and standards, and recruit, employ, and pay their own employees, including temporary employees. Dunhill's permanent placement division recruits primarily middle-management, sales, technical, administrative, and support personnel for permanent employment in a wide variety of industries and positions. The fees paid by employers to Dunhill for its permanent placement services are typically contingent upon the Company's successful placement of an employee and are generally a percentage of the annual compensation to be paid to the new employee.


   Dunhill receives an initial fee from all licensees and franchisees, and on-going revenues from (i) temporary help licensees of approximately 7% of the licensee's gross receipts and (ii) royalty fees from permanent placement and temporary help franchisees of approximately 7% and 1 1/2 % to 3%, respectively, of gross franchisee receipts. Licenses and franchises are generally granted for 5 and 10 year terms, respectively, and are typically renewable at the option of the licensee or franchisee for additional terms of 5 and 10 years, respectively.

COMPETITION

   All of the Company's businesses operate in highly competitive environments. The Company's distribution business competes with a number of distributors and also with air conditioner manufacturers who distribute a significant portion of their products through factory-owned distribution organizations. Many of the manufacturers which have distribution organizations are larger and have greater financial resources than those of the Company. Competition within any given geographic market is based upon product availability, customer service, price and quality. The Company's manufacturing business has several major competitors, a few of which are larger and have greater financial resources. Dunhill competes with numerous other large and small national, regional, and local personnel service providers. Competitive pressures or other factors could cause the Company's products or services to lose market acceptance or result in significant price erosion, all of which would have a material adverse effect on the Company's profitability.

                                  MANAGEMENT

   Certain information concerning directors and executive officers of the Company and the Presidents of the principal subsidiaries of the Company is set forth below:

NAME                                      AGE             POSITION WITH THE COMPANY
----                                      ---             -------------------------
DIRECTORS AND EXECUTIVE OFFICERS
  Albert H. Nahmad                        56              Chairman of the Board and President
  Ronald P. Newman                        50              Chief Financial Officer and Secretary
  Barry S. Logan                          34              Treasurer
  D.A. Coape-Arnold                       79              Director
  David B. Fleeman(1)                     83              Director
  James S. Grien(2)                       39              Director
  Paul F. Manley(1)(3)                    60              Director
  Bob L. Moss(2)                          49              Director
  Roberto Motta                           83              Director
  Alan H. Potamkin(3)                     48              Director
  Gary L. Tapella                         53              Director
PRINCIPAL SUBSIDIARY PRESIDENTS
  Kenneth A. Perkins                      59              President of Gemaire
  Robert M. Lazarus                       54              President of Heating & Cooling
  Eric A. Young                           38              President of Comfort Supply
  Michael B. Huff                         35              President of Central Air
                                                          Conditioning
  Charles M. Brejot                       71              President of Three States
  Neal Fischer                            45              President of Watsco Components, Inc.
  Daniel H. Abramson                      47              President of Dunhill

----------
(1) Member of the Compensation Committee of the Board of Directors.
(2) Member of the Stock Option Committee of the Board of Directors.
(3) Member of the Audit Committee of the Board of Directors.

   ALBERT H. NAHMAD has served as Chairman of the Board and President of the Company since 1973. Mr. Nahmad is the general partner of Alna Capital Associates, a New York limited partnership, which is the principal shareholder of the Company. Mr. Nahmad also serves as a member of the Board of Directors of the Panama Canal Commission, a United States federal agency. Additionally Mr. Nahmad is a director of American Bankers Insurance Group, Inc. and Pediatrix Medical Group, Inc., publicly held companies.

   RONALD P. NEWMAN has served as Chief Financial Officer and Secretary of the Company since 1982. Mr. Newman, a certified public accountant, was associated with the accounting firm of Arthur Young & Company from 1977 to 1982.

   BARRY S. LOGAN has served as Treasurer of the Company since 1996. From 1992 to 1996, Mr. Logan served as Controller of the Company. Mr. Logan, a certified public accountant, was associated with the accounting firm of Arthur Andersen LLP from 1985 to 1992.

   D.A. COAPE-ARNOLD has been a director of the Company since 1981. Since 1988, Mr. Coape-Arnold has also served as Chairman of the Board and Chief Executive Officer of Dunhill. From 1982 to present, Mr. Coape-Arnold has served as a consultant for a variety of businesses. From 1978 until 1982, he served as Vice President of publicly held Wickes Corporation. From 1961 to 1978, Mr. Coape-Arnold served as Vice President and Group Executive of publicly held W.R. Grace & Co.

   DAVID B. FLEEMAN has been a director of the Company since 1977. Since 1956, Mr. Fleeman has served as the Managing Partner of Fleeman Builders, a Florida general partnership engaged primarily in real estate development.

   JAMES S. GRIEN has been a director of the Company since 1994. Mr. Grien is a Managing Director in the Investment Banking Group of Prudential Securities Incorporated and has been employed by Prudential Securities Incorporated in various positions since 1989.

   PAUL F. MANLEY has been a director of the Company since 1984. Mr. Manley served as Executive Director of the law firm of Holland & Knight from 1987 to 1991. From 1982 to 1987, Mr. Manley served as Vice President of Planning at Sensormatic Electronics Corporation, a publicly held manufacturer of electronic article surveillance systems. Prior to 1982, Mr. Manley served as the Managing Partner of the Miami office of Arthur Young & Company.

   BOB L. MOSS has been a director of the Company since 1992. Since 1986 Mr. Moss has served as President and Chief Executive Officer of Centex-Rooney Enterprises, Inc., Florida's largest general contractor and a subsidiary of publicly held Centex Corporation.

   ROBERTO MOTTA has been a director of the Company since 1975. Mr. Motta has been engaged as a private investor in various business activities for more than five years.

   ALAN H. POTAMKIN has been a director of the Company since 1994. Since 1970, Mr. Potamkin has served as President of Potamkin Companies, one of the nation's largest retail automobile dealers. In addition, Mr. Potamkin is an owner of various media properties and an owner of Office Depot, Inc. franchises in eastern Europe.

   GARY L. TAPELLA has been a director of the Company since April 1996. Since 1991, Mr. Tapella has served as President and Chief Executive Officer of Rheem, one of the nation's largest manufacturers of air conditioning, heating and water heating equipment.

                                  * * * * *

   KENNETH A. PERKINS, a co-founder of Gemaire in 1969, has served as its President since 1987. From 1969 to 1987, he served as Gemaire's Vice President--Marketing. Mr. Perkins has over 29 years of experience in the air conditioning industry.

   ROBERT M. LAZARUS has served as President of Heating & Cooling since 1996. From 1995 to 1996, he served as Heating & Cooling's Executive Vice President and as its Vice President--Marketing from 1987 to 1995. From 1976 to 1987, he was employed in various capacities by Heating & Cooling.

   ERIC A. YOUNG has served as President of Comfort Supply since 1993. From 1991 to 1993, he was employed as Executive Vice President of Comfort Supply.

   MICHAEL B. HUFF has served as President of Central Air Conditioning since 1995. From 1978 to 1995, he was employed in various capacities by Central Air Conditioning.

   CHARLES M. BREJOT has served as President of Three States since 1978. From 1969 to 1978, he served as Three States' Executive Vice President and has been employed at Three States in various capacities since 1951.

   NEAL FISCHER joined the Company in 1986 and has served as President of the Company's manufacturing subsidiaries since 1991. From 1986 to 1991, he served as Controller of the Company's manufacturing subsidiaries.

   DANIEL H. ABRAMSON has served as President of Dunhill since 1994. From 1992 to 1994, he served as Executive Vice President of Dunhill's professional search division. From 1986 to 1992, he owned and operated Dunhill Professional Search of Providence, Inc., a Dunhill franchisee.

   The Company's Articles of Incorporation provide for the Board of Directors to have up to nine members, to be divided as nearly as possible in three equal divisions to serve in staggered terms of three years. Each division currently consists of one director to be elected by the holders of Common Stock and two directors to be elected by the holders of Class B Common Stock. The number of members comprising the Board of Directors is presently set at nine, three of whom are Common Stock directors and six of whom are Class B directors. At present Messrs. Manley (Common
Stock), Nahmad (Class B) and Coape-Arnold (Class B) serve until the 1999 annual meeting of shareholders, Messrs. Potamkin (Common Stock), Motta (Class
B) and Tapella (Class B) serve until the 1997 annual meeting of shareholders and Messrs. Grien (Common Stock), Fleeman (Class B) and Moss (Class B) serve until the 1998 annual meeting of shareholders. Upon completion of this offering, Albert H. Nahmad, the Company's Chairman and President, and a limited partnership controlled by him, collectively will retain beneficial ownership of approximately 3% of the Common Stock and 72% of the Class B
Common Stock and will have approximately 39% of the combined voting power of the outstanding Common Stock and Class B Common Stock. As a result, Mr.
Nahmad will continue to have the voting power to elect all but three members of the Company's nine-person Board of Directors.

                                 UNDERWRITING

   Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Prudential Securities Incorporated, Smith Barney Inc. and Robert W. Baird & Co. Incorporated are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                           NUMBER
                                                        OF SHARES OF
     UNDERWRITER                                        COMMON STOCK
     -----------                                        ------------

Goldman, Sachs & Co. .................................      525,000
Prudential Securities Incorporated....................      525,000
Smith Barney Inc. ....................................      525,000
Robert W. Baird & Co. Incorporated....................      525,000
Cleary Gull Reiland & McDevitt Inc. ..................       60,000
Dean Witter Reynolds Inc. ............................      100,000
Equitable Securities Corporation .....................       60,000
Gerard Klauer Mattison & Co., Inc. ...................       60,000
Edward D. Jones & Co., L.P. ..........................       60,000
C.L. King & Associates, Inc. .........................       60,000
Lazard Freres & Co. LLC ..............................      100,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated ...      100,000
Morgan Stanley & Co. Incorporated ....................      100,000
NatWest Securities Limited ...........................      100,000
Wasserstein Perella Securities, Inc. .................      100,000
                                                          ---------
   Total .............................................    3,000,000
                                                          =========

   Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

   The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $.90 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

   The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 450,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 3,000,000 shares of Common Stock offered.

   The Company, its officers and directors and certain shareholders have agreed that during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of this Prospectus, not to offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) that are substantially similar to the shares of Common Stock or that are convertible into or exchangeable for, or that represent the right to receive, Common Stock or any such substantially similar securities, without the prior written consent of the representatives except for the shares of Common Stock offered in connection with the offering.

   The Company has agreed to idemnify the several Underwriters against certain liabilities under the Securities Act of 1933.

   James S. Grien, a director of the Company, is a Managing Director in the Investment Banking Group of Prudential Securities Incorporated, one of the representatives.


                                LEGAL MATTERS

   The validity of the Common Stock offered hereby will be passed upon for the Company by Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A., Miami, Florida. Certain legal matters will be passed upon for the Underwriters by King & Spalding, New York, New York. King & Spalding will rely upon the opinion of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. as to all matters of Florida law.

                                   EXPERTS

   The financial statements and schedules of the Company included (or incorporated by reference) in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 incorporated by reference in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

   The financial statements of Three States included in the Company's Form 8-K dated April 12, 1996 incorporated by reference in this Prospectus and Registration Statement have been audited by Rhea & Ivy, P.L.C., independent certified public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

                            AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the Public Reference Section of the Commission maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and at Suite 1400, 500 W. Madison Street, Chicago, Illinois 60661, and copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 or the American Stock Exchange, 86 Trinity Place, New York, New York 10006.


   This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933, as amended. This Prospectus omits certain information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement may be obtained from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission, or may be examined, without charge, at the public reference facilities maintained by the Commission. The Commission also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information filed electronically with the Commission.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents filed by the Company (File No. 1-5581) with the Commission are incorporated herein by reference: (1) the Company's Annual
   Report on Form 10-K for the year ended December 31, 1995; (2) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; (3) the Company's Current Report on Form 8-K, dated April 12, 1996; and (4) the Company's Registration Statement on Form 8-A filed May 4, 1994, registering the Company's Common Stock under Section 12(b) of the Exchange Act. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that the statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon a written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Request for such copies should be delivered to Ronald P. Newman, Chief Financial Officer, 2665 South Bayshore Drive, Suite 901, Coconut Grove, Florida 33133, telephone (305) 858-0828.

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

-----------------------------------------------------------------------------

                  TABLE OF CONTENTS


                                                 PAGE
                                              ---------

Prospectus Summary .........................       3

Use of Proceeds ............................       6

Capitalization .............................       7

Price Range of Common Stock ................       8

Selected Financial Data ....................       9

Management's Discussion and Analysis of
Financial Condition and Results
of Operations ..............................      10

Business ...................................      14

Management .................................      20

Underwriting ...............................      23

Legal Matters ..............................      24

Experts ....................................      24

Available Information ......................      24

Incorporation of Certain Documents
by Reference ...............................      25

                               3,000,000 SHARES

                                 WATSCO, INC.

                                 COMMON STOCK
                          (PAR VALUE $.50 PER SHARE)

                           --------------------------


                                     WATSCO


                           --------------------------

                              GOLDMAN, SACHS & CO.

                       PRUDENTIAL SECURITIES INCORPORATED

                                SMITH BARNEY INC.

                              ROBERT W. BAIRD & CO.
                                  INCORPORATED

                       REPRESENTATIVES OF THE UNDERWRITERS